HellerEhrman

March 12, 2004

04010987

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Direct 2292 2222
Direct Fax 2292 2200
Main 852.2292.2000
Fax 852.2292.2200

VIA AIRMAIL

The Office of International Corporate
Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
APR 06 2004
THOMSON
FINANCIAL

RECEIVED
MAR 30 2004
PROCESSING SECTION
181

Ladies and Gentlemen:

SEC FILE NO. 82-3648

Re: Techtronic Industries Company Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Techtronic Industries Company Limited (the "Company"), S.E.C. File No. 82-3648, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding the change in board lot, dated October 14, 2003, published (in the English language) in the South China Morning Post and published (in the Chinese language) in the Hong Kong Economic Times, both on October 15, 2003.

The part of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

dlw 4/5

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Techtronic Industries Company Limited

h:\dl:\ADR\19056\0001\29sec.doc

TTI Techtronic Industries Company Limited
創科實業有限公司
(Incorporated in Hong Kong with limited liability)

CHANGE IN BOARD LOT

The Board of the Company announces that the board lot size of the Shares for trading on the Stock Exchange will be changed from 2,000 Shares to 500 Shares with effect from Monday, 3rd November, 2003. The expected timetable for the Change in Board Lot is set out below.

Shareholders may, during business hours from Monday, 20th October, 2003 to Friday, 28th November, 2003 (both dates inclusive), submit their existing Share certificates in board lots of 2,000 Shares to the Company's share registrar in exchange for new Share certificates in board lots of 500 Shares free of charge.

The board of directors (the "**Board**") of Techtronic Industries Company Limited (the "**Company**") announces that the board lot size of the shares of HK$0.20 each in the share capital of the Company (the "**Shares**") for trading on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") will be changed (the "**Change in Board Lot**") from 2,000 Shares to 500 Shares with effect from Monday, 3rd November, 2003.

Upon the Change in Board Lot becoming effective, the monetary value of each board lot of the Shares will be lower than the monetary value of each existing board lot of the Shares. The Board believes that the Change in Board Lot may improve the liquidity of the Shares and enable the Company to attract more investors and broaden its shareholder base. The Change in Board Lot will not result in any change in the relative rights of the shareholders of the Company (the "**Shareholders**").

EXPECTED TIMETABLE

	2003
First day for free exchange of existing Share certificates in board lots of 2,000 Shares for new Share certificates in board lots of 500 Shares	Monday, 20th October
Effective date for the Change in Board Lot	Monday, 3rd November
Original counter for trading in the Shares in board lots of 2,000 Shares closes and becoming counter for trading in the Shares in board lots of 500 Shares (in the form of new Share certificates)	9:30 a.m. on Monday, 3rd November
Temporary counter for trading in the Shares in board lots of 2,000 Shares (in the form of existing Share certificates) opens	9:30 a.m. on Monday, 3rd November
Parallel trading in Shares (in the form of existing and new Share certificates) commences	9:30 a.m. on Monday, 3rd November
Temporary counter for trading in the Shares in board lots of 2,000 Shares (in the form of existing Share certificates) closes	4:00 p.m. on Monday, 24th November
Parallel trading in Shares (in the form of existing and new Share certificates) ends	4:00 p.m. on Monday, 24th November
Last day for free exchange of existing Share certificates in board lots of 2,000 Shares for new Share certificates in board lots of 500 Shares	Friday, 28th November

Shareholders may, during business hours from Monday, 20th October, 2003 to Friday, 28th November, 2003 (both dates inclusive), submit their existing Share certificates in board lots of 2,000 Shares to the Company's share registrar, Secretaries Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong in exchange for new Share certificates in board lots of 500 Shares free of charge. Thereafter, existing Share certificates in board lots of 2,000 Shares will be accepted for exchange only on payment of a fee of HK$2.50 (or such higher amount as may from time to time be specified by the Stock Exchange) for each new Share certificate in board lots of 500 Shares issued or each old Share certificate submitted, whichever number of Share certificate involved is higher.

It is expected that the new Share certificates in board lots of 500 Shares will be available for collection from the Company's share registrar by the Shareholders within 10 business days after the existing Share certificates in board lots of 2,000 Shares have been submitted to the Company's share registrar for exchange. All existing Share certificate in board lots of 2,000 Shares will continue to be evidence of entitlement to such Shares and be valid for delivery, transfer and settlement purposes. As from Monday, 20th October, 2003, any new Share certificates will be issued in board lots of 500 Shares. Save and except for the change in the number of Shares for each board lot, new Share certificates will have the same format and colour as the existing Share certificates.

By Order of the Board
TECHTRONIC INDUSTRIES COMPANY LIMITED
CHI CHUNG CHAN
Company Secretary

Hong Kong, 14th October, 2003

Techtronic Industries Company Limited
創 科 實 業 有 限 公 司
（於香港註冊成立之有限公司）

更改每手買賣單位

本公司董事會宣佈於二零零三年十一月三日（星期一）起，股份在聯交所之每手買賣單位將由2,000股更改為500股。更改每手買賣單位之預期時間表列載如下。

股東可於二零零三年十月二十日（星期一）起至二零零三年十一月二十八日（星期五）止期間（包括首尾兩天）辦公時間內，將其以每手2,000股為買賣單位之現有股票交回本公司之股份過戶登記處，免費換領以每手500股為買賣單位之新股票。

創科實業有限公司（「**本公司**」）董事會（「**董事會**」）宣佈，於二零零三年十一月三日（星期一）起，本公司股本中每股面值0.20港元之股份（「**股份**」）在香港聯合交易所有限公司（「**聯交所**」）之每手買賣單位將由2,000股更改為500股（「**更改每手買賣單位**」）。

更改每手買賣單位生效後，股份之每手買賣單位金額將較現有每手買賣單位金額為低。董事會相信更改每手買賣單位可提高股份流通量，並使本公司可吸引更多投資者及擴闊其股東基礎。更改每手買賣單位將不會導致本公司股東（「**股東**」）之相關權利出現任何變動。

預期時間表

	二零零三年
以每手2,000股為買賣單位之現有股票免費換領以每手500股為買賣單位之新股票開始日期	十月二十日（星期一）
更改每手買賣單位生效日期	十一月三日（星期一）
以每手2,000股為買賣單位之原有櫃枱停用並作為以每手500股（採用新股票形式）為買賣單位之櫃枱日期及時間	十一月三日（星期一）上午九時三十分
以每手2,000股（採用現有股票形式）為買賣單位之臨時櫃枱啟用日期及時間	十一月三日（星期一）上午九時三十分
並行買賣股份（採用現有股票及新股票形式）開始日期及時間	十一月三日（星期一）上午九時三十分
以每手2,000股（採用現有股票形式）為買賣單位之臨時櫃枱停用日期及時間	十一月二十四日（星期一）下午四時
並行買賣股份（採用現有股票及新股票形式）停止日期及時間	十一月二十四日（星期一）下午四時
以每手2,000股為買賣單位之現有股票免費換領以每手500股為買賣單位之新股票最後期限	十一月二十八日（星期五）

股東可於二零零三年十月二十日（星期一）起至二零零三年十一月二十八日（星期五）止期間（包括首尾兩天）辦公時間內，將其以每手2,000股為買賣單位之現有股票交回本公司之股份過戶登記處秘書商業服務有限公司（地址為香港灣仔告士打道56號東亞銀行港灣中心地下），免費換領以每手500股為買賣單位之新股票。上述期限過後，凡交回以每手2,000股為買賣單位之現有股票者，須就發出每張以每手500股為買賣單位之新股票或交回之每張舊股票（以股票張數較高者為準）繳交費用2.50港元（或聯交所不時指定之較高金額），方獲辦理換領新股票。

預期股東交回以每手2,000股為買賣單位之現有股票予本公司之股份過戶登記處後十個營業日內，可於本公司之股份過戶登記處領取以每手500股為買賣單位之新股票。所有以每手2,000股為買賣單位之現有股票將繼續為有關股份之擁有權憑證，並具有可用作交付、轉讓及交收效力。於二零零三年十月二十日（星期一）起，任何發出之新股票將以每手500股為買賣單位。除每手買賣單位之股份數目有變外，新股票之格式及顏色與現有股票相同。

承董事會命
創科實業有限公司
公司秘書
陳志聰

香港，二零零三年十月十四日